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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No. 4)/(1)/

                                AMX Corporation
________________________________________________________________________________
                               (Name of Issuer)

                     Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                    001801109
        _______________________________________________________________
                                (CUSIP Number)

                               Scott Dennis Miller
                              11515 Hillcrest Road
                              Dallas, Texas 75230
                                 (214) 369-1682
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:

                            A. Michael Hainsfurther
                         Munsch Hardt Kopf & Harr, P.C.
                              4000 Fountain Place
                                1445 Ross Avenue
                              Dallas, Texas 75202
                                 (214) 855-7500

                                 April 5, 2002
         _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

------------
/(1)/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 001801109
         -----------------
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Scott Dennis Miller
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      SOURCE OF FUNDS (See Instructions)

 4      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION

 6      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,342,493(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,342,493(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11      2,342,493(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13      21.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)

14 IN
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(1)  As of April 5, 2002 (the date of the event which requires the filing of this statement), the Reporting Person beneficially owned 2,342,493 shares of Common Stock. On May 17, 2002, however, the Reporting Person's beneficial ownership of 580,558 of these shares was terminated. Additional information regarding such termination will be provided in the Reporting Person's Amendment No. 5 to Schedule 13D, which will be filed separately from this Amendment No. 4 to Schedule 13D.

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                                  SCHEDULE 13D

     This Amendment No. 4 to Schedule 13D amends Items 1, 3, 4, 5, 6 and 7 contained in the Statement on Schedule 13D filed on July 23, 1996, as amended by that certain Amendment No. 1 to Schedule 13D filed on January 31, 2001, that certain Amendment No. 2 to Schedule 13D filed on February 26, 2001, and that certain Amendment No. 3 to Schedule 13D filed on March 23, 2001 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $.01 per share, of AMX Corporation, a Texas corporation. The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings ascribed to them on Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

     The name of the issuer is AMX Corporation (the "Issuer"). The Issuer is organized under the laws of the state of Texas and its principal executive offices are located at 3000 Research Drive, Richardson, Texas 75082. The class of equity securities to which this statement relates is common stock, par value $.01 per share, of the Issuer (the "Common Stock").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In connection with the Reporting Person's former service as president, chief executive officer and director of the Issuer, the Reporting Person entered into a Stock Option Agreement with the Issuer dated February 22, 2001, whereby the Reporting Person had been granted an option to acquire an aggregate of 300,000 shares of Common Stock at an exercise price of $4.25 per share, of which 100,000 shares were fully vested as of February 22, 2001, and of which an additional 100,000 shares were to become vested on each of the first and second anniversaries of such date. In connection with the Reporting Person's former service as a director of the Issuer, the Issuer granted to the Reporting Person options to acquire an aggregate of 5,000 shares of Common Stock on September 3, 1999, and options to acquire 10,000 shares of Common Stock on May 4, 1999. On November 1, 2001, the Reporting Person resigned as president, chief executive officer and director of the Issuer. In connection with such resignation, all options to acquire shares of Common Stock were subsequently terminated without being exercised by the Reporting Person.

     As previously reported on the Schedule 13D, in connection with the Reporting Person's purchase of 348,335 shares of Common Stock pursuant to the Subscription Agreement between the Reporting Person and the Issuer dated February 22, 2001, the Issuer sold additional shares of Common Stock to each of Casey Cowell ("Cowell"), Michael Krasny ("Krasny"), Navitar, Inc., and Marian D. York (each an "Additional Purchaser") pursuant to four separate Subscription Agreements each dated February 22, 2001 between the Issuer and each Additional Purchaser. On March 20, 2001, Cowell assigned his rights and obligations related to the purchase of 348,335 shares of Common Stock (the "Eqco Shares") under his Subscription Agreement and the related Side Letter Agreement to Eqco Partners, LLC ("Eqco"). On March 18, 2001, Krasny requested that the 232,223 shares of Common Stock (the "Trust Shares") purchased by him pursuant to his Subscription Agreement be registered under the name of Michael P. Krasny Revocable Trust dated July 1, 1993 (the "Trust").

     On April 5, 2002, the Reporting Person entered into a Letter Agreement (the "Eqco Letter Agreement") with Cowell (on behalf of Eqco) in which the Reporting Person agreed to purchase the Eqco Shares on or before May 5, 2002 at a price per share of $4.3062 for an aggregate purchase price of $1,500,000.18. On April 5, 2002, the Reporting Person entered into a separate Letter Agreement (the "Krasny Letter Agreement," together with the Eqco Letter Agreement, the "Letter Agreements") (copies of which are filed herewith) with Krasny (on behalf of the Trust) in which the Reporting Person agreed to purchase the Trust Shares on or before May 5, 2002 at a price per share of $4.3062 for an aggregate purchase price of $999,998.68. Pursuant to the combined terms of the Letter Agreements, the Reporting Person agreed to purchase on or before May 5, 2002 an aggregate 580,558 shares of Common Stock for $4.3062 per share for an aggregate purchase price of $2,499,998.86.

     The Letter Agreements were terminated on May 17, 2002, as will be described in Amendment No. 5 to Schedule 13D.

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ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person currently holds his Common Stock for the purpose of investment. The Reporting Person currently has no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) & (b) As of April 5, 2002, the Reporting Person beneficially owned 2,342,493 shares of the Common Stock, which constituted approximately 21.1% of the total of 11,087,049 shares of Common stock outstanding as of January 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001. As of April 5, 2002 and upon the closing of the transactions contemplated by the Letter Agreements, the Reporting Person, either directly or indirectly, would have the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, such shares of Common Stock. The 2,342,493 shares of Common Stock reported as beneficially owned by the Reporting Person as of April 5, 2002 included 580,558 shares of Common Stock to be acquired pursuant to the Letter Agreements. The Letter Agreements were terminated on May 17, 2002, as will be described in Amendment No. 5 to Schedule 13D.

     (c) On April 5, 2002, the Reporting Person agreed to purchase on or before May 5, 2002 an aggregate 580,558 shares of Common Stock for $4.3062 per share from Eqco and the Trust for an aggregate purchase price of $2,499,998.86. The Letter Agreements were terminated on May 17, 2002, as will be described in Amendment No. 5 to Schedule 13D.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person has entered into the Letter Agreements, which are described in Item 3 above, and incorporated herein by reference to Exhibit 1 and
Exhibit 2. The Letter Agreements were terminated on May 17, 2002, as will be described in Amendment No. 5 to Schedule 13D.

     Except as set forth above, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT NO.

 Exhibit 1 Letter Agreement between Casey Cowell and Scott Miller dated as of April 5, 2002.*

 Exhibit 2 Letter Agreement between Michael P. Krasny and Scott Miller dated as of April 5, 2002.*

    *  Filed herewith.



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                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2002                          /s/  SCOTT DENNIS MILLER
                                             -----------------------------------
                                             Scott Dennis Miller

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                                INDEX TO EXHIBITS

 EXHIBIT NO.

      Exhibit 1 Letter Agreement between Casey Cowell and Scott Miller dated as of April 5, 2002.*

      Exhibit 2 Letter Agreement between Michael P. Krasny and Scott Miller dated as of April 5, 2002.*

 *  Filed herewith.